July 17, 2007

Mr. Donald Walker, Senior Assistant Chief Accountant
Ms. Sharon M. Blume, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Mail Stop 4561

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 1-5805
Dear Mr. Walker and Ms. Blume:
               JPMorgan Chase & Co. (the “Firm”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated June 26, 2007 addressed to Michael J. Cavanagh.
               To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.
Form 10-K for Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 13 – Allowance for Loan Losses, page 113
1.	You disclose the formula-based component of your allowance is the product of a statistical calculation and the statistical calculation is partially the product of probability of default. Please tell us the period over which you calculate the probability of default. Explain how that period supports an incurred, rather than expected, loss model.
The Firm utilizes statistical models to estimate the probable losses inherent in the Firm’s currently existing performing portfolio of wholesale and consumer loans.
For risk-rated loans (generally loans originated by the wholesale lines of business), the statistical estimate is the product of default probability and loss severity. Default probabilities are differentiated based on the risk rating of the loan and are calculated based on the remaining maturity of the underlying loans as historical information indicates that the loss inherent in a loan varies based on the term of the loan. Risk ratings utilized by the Firm reflect all known events to date related to counterparties. Future events or conditions (i.e., downgrades) related to the loan obligor are not reflected in current risk ratings and only impact the calculations in the period when a rating change occurs. Thus, the statistical calculation employed by the Firm to derive the allowance estimates the amount of probable losses inherent in the portfolio at the balance sheet date, based on conditions existing at the point in time the calculation is made.
For scored loans (generally loans originated by the consumer lines of business), the statistical estimate of probable losses is determined by applying an estimated loss factor over the loss coverage period, which approximates twelve months. The loss factors and coverage period are reflective of the Firm’s historical loss experience for pools of consumer assets.
The Firm estimates the probable losses inherent in the Firm’s currently existing performing portfolio of wholesale and consumer loans in accordance with Statement 5, Accounting for Contingencies (SFAS 5).
Note 28 – Accounting for Derivative Instruments and Hedging Activities, page 131
2.	You disclose on page 53 that the Corporate Segment includes Treasury, which manages the structural interest rate risk for the Firm. We note the activities of your other segments include assets and liabilities upon which you utilize hedge accounting. To help us gain a better understanding of your hedge accounting process, please provide us with the following additional information:
•	Describe the process by which derivative instruments are obtained by the various segments for hedge accounting purposes: for example, tell us which group or groups (i.e. Treasury, Trading Desk etc.) are responsible for obtaining these derivative instruments and describe the process by which they are obtained;
•	Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both; and
•	In connection with the above, tell us how the various segments determine the conditions for hedge accounting are achieved.
Each business segment and the Corporate segment (which includes Treasury) utilizing hedge accounting is responsible for ensuring that all Statement 133, Accounting for Derivative Instruments (SFAS 133), qualification criteria are met for each hedge relationship initiated. All such segments are required to review and document the qualifications for the specific type of hedge prior to initiation of a hedge relationship; in addition, each such segment is required to review and document that the proposed hedge relationship meets each qualification on an ongoing basis.
A segment utilizing SFAS 133 hedge accounting may transact the derivative hedging instruments directly with a third party, or with an internal trading desk. If the segment uses an internal trading desk, then the internal trading desk transacts a derivative instrument with a third party on the segment’s behalf. Whether a third party derivative instrument is executed directly, or indirectly through a trading desk, the SFAS 133-

trained staff in the hedging segment ensure that the third party derivative instrument meets all of the qualifications for SFAS 133 hedge accounting at inception and on an ongoing basis.
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Note 3 – Fair Value Measurement
Changes in level three (3) fair value measurements, page 76
3.	Please tell us and in future filings disclose for fair value measurements using significant unobservable inputs (Level 3), the specific line items in which gains or losses included in earnings are reported in your Consolidated Statements of Income. Refer to paragraphs 32c-d and A35 of SFAS 157.
The Firm discloses the income statement line item classification for its significant products in the financial statement footnote specific to the product. For example, the income statement classification for derivative instruments (including derivative instruments classified as Level 3 for Statement 157, Fair Value Measurement (SFAS 157) disclosures) is disclosed in Note 5 – Principal Transactions.
A mapping of the relevant disclosures has been provided below.

Level 3	Classification –	Reference to Consolidated Income
Instrument	Statement of Income	Statement Classification in 1st Qtr
	or Other	Form 10-Q
Comprehensive
Income
Trading assets and liabilities- debt and equity instruments	Principal Transactions	Note 5- Principal Transactions
Available-for-sale securities	Accumulated other comprehensive income (loss)	Note 11- Securities Note 19- Accumulated other comprehensive income (loss)
Derivatives	Principal Transactions	Note 5- Principal Transactions
Private equity investments	Principal Transactions	Note 5- Principal Transactions
Loans	Principal Transactions Mortgage fees and related income	Note 4- Fair Value Option Note 5- Principal Transactions: Investment Bank FVO election Note 6- Other noninterest revenue Note 13- Loans
Mortgage servicing rights	Mortgage fees and related income	Note 6- Other noninterest revenue Note 17- Goodwill and other intangible assets
Other assets (equity method investments)	Other income	Note 1- Basis of presentation Other Income Note 4- Fair Value Option
Deposits	Principal Transactions	Note 4- Fair Value Option Note 5- Principal Transactions
Beneficial interests issued by consolidated subs	Principal Transactions	Note 4- Fair Value Option Note 5- Principal Transactions
Long-term debt	Principal Transactions	Note 4- Fair Value Option Note 5- Principal Transactions

In future filings, the Firm will also include within its Fair Value Measurement footnote a description of the specific line items in which gains or losses on Level 3 instruments are included.
Transition, page 77
4.	You disclose that in connection with the adoption of SFAS 157, you recorded a cumulative-effect increase to Retained earnings of $287 million effective January 1, 2007, primarily related to the release of profit previously deferred in accordance with EITF 02-3. Please provide us with the following additional information regarding your transition adjustments:
•	Tell us how you considered the guidance in paragraphs 37(a) and 37(c) of SFAS 157 in determining whether cumulative-effect adjustments to Retained earnings were necessary for the financial instruments described in those paragraphs; and
•	Separately quantify those adjustments, if applicable.
The components of the Firm’s cumulative-effect increase to Retained earnings by applicable transition paragraph of SFAS 157 were as follows:

Transition provision	Cumulative-effect (after-tax)
Paragraph 37(a)	Not applicable
Paragraph 37(b)	$210 million
Paragraph 37(c)	$77 million

As of January 1, 2007 the Firm had no positions in Level 1 of the fair value hierarchy for which a blockage factor had been applied; and thus, paragraph 37(a) was not applicable.
The Firm applied the transition provisions of paragraph 37(c) to hybrid instruments measured at fair value at initial recognition under Statement 133 using the transaction price in accordance with paragraph 16A of Statement 133.
5.	You disclose that in connection with the adoption of SFAS 157, you recorded an increase to revenue of $464 million during the quarter ended March 31, 2007, due to there being sufficient market evidence to support an increase in nonpublic private equity investments fair values. Further, you disclose that there had not been an actual third party market transaction related to these investments.

Please tell us the specific market evidence you used to support the increase in fair values.
Prior to the adoption of SFAS 157, the Firm utilized third-party market-clearing transactions related to each portfolio company as the primary basis for recording valuation adjustments to each such private equity investment. In conjunction with its adoption of SFAS 157, which eliminated the concept of reliability thresholds within a fair value measurement, the Firm revised its valuation practices to incorporate other market evidence in the estimation of hypothetical exit value. Such market evidence primarily includes observations of the trading multiples of public companies considered comparable to the private companies being valued. Valuation adjustments are then applied to these calculations to account for company-specific issues, the lack of liquidity inherent in a non-public investment, and the fact that comparable public companies are not identical to the private companies being valued.
The Firm believes its approach is consistent with other market participants and appropriately considers the risk premium a market participant would demand given the uncertainty in the estimated cash flows.
Note 4 – Fair Value Option
Elections, page 78
Loans
6.	You disclose that the Investment Bank elected to record loan origination and purchases entered into after January 1, 2007 as part of its securitization warehousing activities at fair value and that similarly, Retail Financial Services elected to record prime mortgage loans originated after January 1, 2007, that are warehoused pending your determination to sell or to securitize the loans, at fair value. Further, you disclose that these elections were made prospectively based upon the short holding period of the loans and/or negligible impact of the elections. As SFAS 159 requires the choices to apply or not apply the fair value option to be retroactive to the early adoption date, please tell us how you have complied with the requirement. In your response, quantify the difference between the carrying amounts and fair values of the above described loans at January 1, 2007.
Paragraph 25 of Statement 159, Fair Value Option (SFAS 159), states “at the effective date, an entity may elect the fair value option for eligible items that exist at that date. The entity shall report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings.” In accordance with this paragraph, the Firm recorded transition adjustments within Retained earnings for all items that were elected to be measured at fair value under SFAS 159 and that existed as of January 1, 2007. However, not all warehouse loans that existed as of January 1, 2007 were elected to be valued in accordance with the fair value option; that is because the operational burden of changing the accounting basis for short term hold portfolios exceeded the benefits of electing the option. These warehoused loans continued to be accounted for as held-for-sale through the date of sale and no transition adjustment was recorded for them at January 1, 2007.
The Firm has elected to record at fair value certain warehouse loans that were originated or purchased after January l, 2007 with the intent to sell. As these loans did not exist as of the transition date, no transition adjustment to Retained earnings was recorded for these loans.
Note 22 – Accounting for Derivative Instruments, page 101
7.	We note you refer the reader to the 2006 Annual Report for a further discussion of the Firm’s use of and accounting policies related to derivative instruments. Please tell us an in future filings disclose any material changes to your SFAS 133 hedging relationships resulting from your election to fair value the related hedged items under SFAS 159 (for example, discontinuance of hedge accounting). In addition, quantify for us the fair values of derivatives used in SFAS 133 hedge accounting relationships at December 31, 2006 vs. March 31, 2007.
Three types of SFAS 133 hedged items were impacted by the Firm’s decision to elect fair value measurement under SFAS 159: fixed-rate repurchase agreements and commercial mortgage loans and prime mortgage loans that are warehoused for sale. With respect to these three items the Firm no longer applies SFAS 133 hedge accounting. The fair values of derivatives used in SFAS 133 hedge accounting relationships at December 31, 2006 involving repurchase agreements, commercial mortgage loans and prime mortgage loans were net derivative liabilities of $2 million, $4 million, and $4 million, respectively.
The fair values of all derivatives used in SFAS 133 hedge accounting relationships at December 31, 2006 and March 31, 2007 were derivative assets of $849 million and $730 million, respectively, and derivative liabilities of $837 million and $882 million, respectively.
In future filings, the Firm will disclose any material changes to SFAS 133 hedging relationships resulting from the Firm’s election to fair value the related hedged items under SFAS 159.

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This is to acknowledge that: (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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               If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632 or Neila B. Radin at 212-270-0938.
Very truly yours,
/s/ Louis Rauchenberger
Louis Rauchenberger
Corporate Controller